LETTERHEAD OF SUNAMERICA ASSET MANAGEMENT CORP.

April 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series Trust
Securities Act File No. 33-52742
Withdrawal of Post-Effective Amendment No. 60 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), SunAmerica Series Trust (the “Trust”) hereby respectfully requests that Post-Effective Amendment No. 60 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed on April 17, 2012, Accession No. 0001193125-12-166086, be withdrawn.

In making this request for withdrawal, the Trust confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at (713) 831-5165.

Very truly yours,

SUNAMERICA SERIES TRUST

By:	/s/ Nori L. Gabert
Nori L. Gabert, Vice President and Secretary

cc:	Jeff Foor, Division of Investment Management
Margery K. Neale, Willkie Farr & Gallagher LLP